Exhibit 99.1

Ctrip’s Invested Companies, eLong and Tongcheng Network,
Announce Agreement to Merge

The merged entities will continue to leverage Weixin Wallet and Mobile QQ Wallet

SHANGHAI, Dec. 29, 2017 /PRNewswire/ — Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip” or the “Company”), today announced that two of its investment portfolio companies, E-dragon Holdings Limited (or “eLong”) and Tongcheng Network Technology Co., Ltd. (or “Tongcheng Network”) have entered into definitive transaction documents in connection with the merger of two companies as Tongcheng-Elong Holdings Limited (or “Tongcheng-Elong”). The transaction will be subject to customary closing conditions.

The two companies have complementary travel services and products and the merger should create resource optimization and operational efficiency synergies. The merged company will continue to offer online travel services via Weixin Wallet and Mobile QQ Wallet, delivering a wider range of travel products and services to Chinese consumers as they upgrade their lifestyles and travel preferences.

Ctrip, along with Tencent Holdings Limited (HKSE: 00700), will be the major strategic shareholders of Tongcheng-Elong. James Liang, Ctrip’s Co-founder and Executive Chairman, will serve as the new company’s Co-Chairman. Zhixiang Wu, Tongcheng Co-founder and Tongcheng Group CEO & Chairman, will also be Co-Chairman. Heping Ma, Tongcheng Co-founder and Tongcheng Network President and Hao Jiang, eLong CEO, will be Co-CEOs of the new company.

ELong is a leader in mobile and online accommodation reservations in China. eLong enables travellers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets through their platforms. In May 2015, Ctrip made a strategic investment in eLong and remained as an important shareholder when eLong completed its “going-private” transaction in May 2016.

Tongcheng Network has ranked among the Top 20 Tourism Groups of China and made it to 6th in 2017. It holds one of the leading positions in domestic air ticketing, train ticketing and other transportation ticketing. Ctrip purchased a minority stake of Tongcheng Network in April 2014 and has stayed on as a strategic shareholder.

The merger of eLong and Tongcheng Network will enable the new company to provide wider traveler coverage and deliver greater online travel services and products while benefiting from significant traffic via Tencent’s Weixin and Mobile QQ platforms. Ctrip will continue to cooperate with Tongcheng-Elong to promote better travel experiences and to build a healthy ecosystem in the China online travel market.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China. It is the largest online consolidator of accommodations and transportation tickets in China in terms of transaction volume. Ctrip enables business and leisure travellers to make informed and cost-effective bookings by aggregating comprehensive travel related information and offering its services through an advanced transaction and service platform consisting of its mobile apps, Internet websites and centralized, toll-free, 24-hour customer service center. Ctrip also helps customers book vacation packages and guided tours. In addition, through its corporate travel management services, Ctrip helps corporate clients effectively manage their travel requirements. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information, please contact:

Investor Relations

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 ext 196455

Email: iremail@ctrip.com